UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER

8- 68148

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BTG Pactual US capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 Lexington avenue, 57th Floor

(No. and Street)

New York   **NY**   **10022**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)   (Area Code — Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman& Company, LLP

(Name — if individual, state last, first, and middle name)

50 Rockefeller Plaza   **New York**   **NY**   **10020**

(Address)   (City)   (State)   (Zip Code)

11/02/2005   **2468**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

AFFIRMATION

I, Tomas Maranhao, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to BTG Pactual US capital, LLC as of 12/31/21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

DEAN PARK
NOTARY PUBLIC-STATE OF NEW YORK
No. 02PA6224661
Qualified in New York County
My Commission Expires 7/6/22

Notary Public 3/18/22

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

STATEMENT OF FINANCIAL CONDITION

BTG Pactual US Capital, LLC
December 31, 2021
With Report of
Independent Registered Public Accounting Firm

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2021

Table of Contents

Facing Page and Oath or Affirmation



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers
BTG Pactual US Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BTG Pactual US Capital, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BTG Pactual US Capital, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BTG Pactual US Capital, LLC's management. Our responsibility is to express an opinion on BTG Pactual US Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BTG Pactual US Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as BTG Pactual US Capital, LLC's auditor since 2021.
New York, New York
March 18, 2022

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2021
(In Thousands of US dollars)

Assets

Cash and cash equivalents	$ 50,107
Cash segregated under federal and other regulations	500
Due from brokers, clearing organizations and others	109,139
Due from affiliates, net	8,454
Other assets	4,033
Securities owned, at fair value	407
Total assets	$172,640

Liabilities and member's equity

Accounts payable and accrued expenses	$ 25,099
Due to brokers, clearing organizations and others	5,866
Due to affiliates, net	4,981
Other liabilities	142
Total liabilities	36,088
Member's equity:	
Member's capital	162,311
Accumulated deficit	(25,759)
Total member's equity	136,552
Total liabilities and member's equity	$172,640

See notes to financial statements.

BTG Pactual US Capital, LLC

Notes to the Statement of Financial Condition

December 31, 2021
(In Thousands of US dollars)

1. Organization

BTG Pactual US Capital, LLC (the "Company") is incorporated in Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and commenced operations in the capacity of a broker-dealer on December 14, 2009. The Company is also a registered introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The life of the Company is perpetual.

The Company has its main office in New York and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company clears its agency U.S. securities through Pershing LLC and proprietary U.S. securities through Citigroup Global Markets Limited. With respect to non-U.S. securities, the Company primarily uses the services of an affiliated company, Banco BTG Pactual S.A., to clear transactions in Brazil, and Citigroup Global Markets Limited or foreign affiliates to clear transactions in other Latin American countries. This is facilitated through a chaperoning agreement (Rule 15a-6 of the Securities Exchange Act of 1934). The Company also settles securities on a Delivery Versus Payment ("DVP")/Receipt Versus Payment ("RVP") basis in order to provide its customers with more efficient settlement. The settlement of non-U.S. trades on a DVP/RVP basis eliminates an additional step in the transaction process, since a U.S. clearing broker would utilize the services of a local broker-dealer to assist in settlement, which the Company is able to do itself through the facilities of its affiliates.

In addition to its brokerage activities, the Company also provides capital market services, either in the capacity of an underwriter or a placement agent, as well as financial advisory services in mergers and acquisitions.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to subparagraphs (k)(2)(i) and (k)(2)(ii) under the Securities Exchange Act of 1934. The Company does not hold customer funds or securities. The Company qualifies for an exemption from the Rule 15c3-3 reserve calculation in accordance with paragraph k(2)(i) of the Securities Exchange Act of 1934 by maintaining a special reserve bank account for the exclusive benefit of customers.

1. Organization (continued)

On March 11, 2020, the World Health Organization designated the spread of coronavirus (COVID-19) as a pandemic. As of the date of the Financial Statements, COVID-19 has had a significant impact on global and U.S. financial markets, and the Company continues to monitor its effects on the overall economy and its operations. In response to the COVID-19 pandemic, the Company has enhanced its policies, procedures and operations to protect the integrity and continuity of its business and the health and safety of employees. Management is continuously monitoring the situation.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Financial instruments, which are readily convertible into cash and have an original maturity date of three months or less at date of acquisition, are considered cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits. Cash equivalents are primarily invested in money market funds.

The fair value of cash invested in money market funds is based on quoted prices in active markets for identical securities and thus classified as Level 1 within U.S. GAAP's fair value hierarchy. As of December 31, 2021, the fair value of money market fund investments totaled $38,517, all of which was held by an affiliate of the Company.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations is segregated for the protection of customers under the Securities and Exchange Act of 1934. The Company maintains a special reserve bank account for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies (continued)

Securities Owned, at Fair Value

The fair values of securities owned are generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models, as well as Net Asset Value for non-public investment funds.

FASB's ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, as defined. All of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. The Company's financial instruments consist substantially of Cash and cash equivalents, securities owned, and securities sold, but not yet purchased which are all classified as Level 1 within U.S. GAAP's fair value hierarchy.

As of December 31, 2021, securities owned are comprised of exchange-traded equities, in respect of which the fair values are determined based on quoted prices in active markets for identical securities and thus classified as Level 1 within U.S. GAAP's fair value hierarchy. During the year, there were no transfers between fair value hierarchy levels.

Foreign Currencies

The U.S. dollar is the functional currency of the Company. Transactions in currencies other than U.S. dollars are translated at the exchange rates prevailing at the date of the transactions. Monetary assets or liabilities denominated in currencies other than U.S. dollars are translated at the applicable year end exchange rate.

As of December 31, 2021, the Company's exposure to foreign currencies (primarily Brazilian Real, Canadian dollar and Euro) was as follows:

Assets:

Cash and cash equivalents	$ 544
Due from brokers, clearing organizations and others	67
Due from affiliates, net	118

(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

Due from/to Brokers, Clearing Organizations and Others

Due from brokers, clearing organizations and others include amounts receivable for fails to deliver, amounts receivable from clearing organizations relating to open transactions, good faith and margin deposits, and commissions receivable from broker-dealers. The balance also includes receivables from customers as it relates to customer fails to deliver, and commissions earned.

Due to brokers, dealers and clearing organizations and others include amounts payable for fails to receive and amounts payable to clearing organizations relating to open transactions. The amounts receivable and payable from clearing organizations relating to open transactions are reported on a net basis. The balance also includes payables to customers as it relates to customer fails to receive.

As of December 31, 2021, amounts receivable and payable to brokers, clearing organizations and others include:

	Receivables	Payables
Securities failed to deliver / receive	$3,180	$4,972
Customer failed to deliver / receive	2,065	274
Clearing organizations	103,894	620
Total	$109,139	$5,866

Allowance for Credit Losses

ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), impacts the impairment model for certain financial instruments by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the client).

For financial assets measured at amortized cost (e.g. cash and cash equivalents, cash segregated under federal and other regulations, receivables from broker-dealers, clearing organizations and

2. Summary of Significant Accounting Policies (continued)

others and other assets (forgivable loans to employees and other receivables), the Company has evaluated the expected credit loss based on the nature and contractual life or expected life of the financial assets, credit quality of the counterparty and immaterial historic and expected losses. The Company concluded that there are de minimis expected credit losses and did not record a reserve for the cash and cash equivalents, cash segregated under federal and other regulations or receivables from broker-dealer, clearing organizations and others and other receivables.

Income Taxes

The Company is a single member LLC, disregarded as a separate entity for tax purposes. In accordance with ASC 740, Income Taxes, the Company is not required to present its allocated portion of the consolidated amounts for current and deferred tax expenses, applicable to its tax attributes, included in the consolidated tax returns of BTG Pactual NY Corporation (the "Parent") however as permitted by ASC 740-10-50-17A the Company has elected to include such allocations in its separately issued financial statements.

As such, the current and deferred income tax expense or benefit presented in these financial statements represents an allocation from Parent, and the corresponding income tax payable (or receivable) is presented as a due to (or from) affiliates. (See Note 5).

Under the allocation method applied by the Company, net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the disregarded entity when those tax attributes are realized (or realizable) by the Parent, even if the Company would not otherwise have realized the attributes on a stand-alone basis.

In connection with the commissions earned on Brazilian stock trades and underwriting activities, the Company is subject to Brazilian withholding tax. As the withholding is considered a flat tax on such income, it represents a foreign tax expense that is recognized when the corresponding income is earned and is presented as income tax expense in the Statement of Operations.

Income taxes are accounted for under FASB guidance, ASC 740, Accounting for Income Taxes, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

(In Thousands of US dollars)

2. Summary of Significant Accounting Policies (continued)

All available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed.

ASC 740 also provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority.

A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax expense in the current year. When applicable, the Parent accounts for interest and penalties as a component of income tax expense.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") and the Commodity Futures Trading Commission minimum financial requirements of net capital, pursuant to Regulation 1.17.

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital greater than $250. As of December 31, 2021, the Company had net capital of $80,336 which $80,086 was in excess of the minimum net capital required.

The Company maintains a special reserve bank account for the exclusive benefit of customers. As of December 31, 2021, the account had a balance of $500.

The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association ("NFA"), which requires that the Company maintain minimum net capital, as defined, equal to or in excess of the greater of $45 ("NFA") or $250 ("SEC").

The Company clears and settles its U.S. equity securities and certain other of its securities trades on a fully disclosed correspondent clearing basis with its clearing brokers, who have responsibility for recordkeeping and sending confirmations and statements to customers on behalf of the Company.

BTG Pactual US Capital, LLC

Notes to Financial Statements (continued)

(In Thousands of US dollars)

3. Regulatory Requirements

The Company is not required under SEC Rule 15c3-1 to record failed trades on its financial statements or take capital charges for aged failed trades related to this activity.

For this activity, the Company operates pursuant to the Customer Protection Rule under SEC Rule 15c3-3(k)(2)(ii) by clearing all transactions on a fully disclosed basis through its clearing brokers.

The Company refers orders for foreign securities to its foreign affiliates under chaperoning agreements consistent with Rule 15a-6. In accordance with the no-action letter dated April 9, 1997 interpreting SEC Rule 15a-6, clearance and settlement occur through the direct transfer of funds and securities between the customer or its custodian and the foreign affiliates. Trades are settled on a DVP/RVP basis with no customer securities or funds being held by the Company. However as required by Rule 15a-6(a)(3), the Company records the contract values of the failed trades in its financial statements and, in the case of aged failed trades, the Company takes an appropriate capital charge as per Rule 15c3-1(C)(2)(ix). For these activities, the Company is exempt from Rule 15c3-3 pursuant to Rule15c3-3(k)(2)(i).

4. Accounts Payable and Accrued Expenses

As of December 31, 2021, accounts payable and accrued expenses in the Statement of Financial Condition include:

Accrued compensation	$23,460
Other accruals	1,639
Total	$25,099

5. Income Taxes

As of December 31, 2021, the deferred tax asset allocated to the Company amounts to $5,459, consisting primarily of accrued bonuses.

As of December 31, 2021, the Company determined that it had no uncertain tax positions, interest or penalties as defined within ASC 740-10. The Company does not expect significant changes in the unrecognized tax benefits to occur within the next 12 months.

The Parent's income tax statute is open under the general three-year statute. The Parent is being audited by New York State and New York City for the 2012 – 2014 tax years.

(In Thousands of US dollars)

6. Concentration of Credit Risk

As of December 31, 2021, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a limited number of financial institutions, and cash equivalents, which are invested in money market funds. As of December 31, 2021, 77% of Cash and cash equivalents are deposited with an affiliated company, Banco BTG Pactual S.A. – Cayman Branch, and 22% are deposited with Citibank N.A. and the remaining 1% with others.

In addition, receivables from clearing organizations and others are concentrated in a limited number of financial institutions. As of December 31, 2021, 3% of such receivables are from an affiliated company, 93% from Pershing LLC and the remaining 4% from others.

7. Off-Balance Sheet Risk and Transactions with Customers

ASC 460, Guarantees, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to credit risk of counterparties or customer non-performance.

Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Due to the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts as of December 31, 2021.

(In Thousands of US dollars)

8. Related Party Transactions

The Company enters into certain transactions with affiliates, some of which are subject to service level agreements. A summary of significant related party transactions included in the Statement of Financial Condition as of December 31, 2021 are as follows:

Statement of Financial Condition		
Cash and cash equivalents	Banco BTG Pactual S.A. - Cayman Branch	$38,517
Cash and cash equivalents	Banco BTG Pactual S.A.	432
Cash and cash equivalents	BTG Pactual Chile y Bolsa de Comercio de Santiago	121
Due from affiliates, net		
Income tax	BTG Pactual NY Corporation	$7,795
Syndicate expenses	Banco BTG Pactual S.A.	407
Commission receivable	BTG Pactual CTVM S.A.	118
Commission receivable	BTG Pactual Chile SPA	36
Commission receivable	BTG Pactual Casa de Bolsa, S.A. de C.A.	35
Commission receivable	BTG Pactual Peru S.A. SAB	4
Commission receivable	BTG Pactual S.A. Comisionista de Bolsa	3
Referral fees	Banco BTG Pactual S.A. - Cayman Branch	43
Other		13
		$8,454
Due from brokers, clearing organizations and others		
Security fails to deliver	Banco BTG Pactual S.A. - Cayman Branch	$3,180
Due to affiliates, net		
Expense sharing	BTG Pactual Asset Management US, LLC	$(2,107)
Other payables	Banco BTG Pactual S.A. - Cayman Branch	(1,916)
Placement and underwriting fees rebate	Banco BTG Pactual S.A. - Cayman Branch	(174)
Professional fees	BTG Pactual Casa de Bolsa, S.A. de C.A.	(760)
Other		(24)
		$(4,981)
Due to brokers, clearing organizations and others		
Security fails to receive	Banco BTG Pactual S.A. - Cayman Branch	$(4,972)

8. Related Party Transactions

On August 3, 2016, BTG Pactual Holding Internacional S.A. executed a guarantee agreement in favor of and for the benefit of the Company, whereby BTG Pactual Holding Internacional S.A., unconditionally and irrevocably guarantees the prompt payment of the Company's present or future obligations to its clients, as and when they fall due. The guarantee has no expiry date.

9. Commitments and Contingent Liabilities

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory inquiries and investigations.

The Company is currently the subject of some regulatory reviews and investigations by the Financial Industry Regulatory Authority. The Company has also been named as a defendant in some claims and/or lawsuits, including arbitrations, arising primarily from its securities business. It is the Company's practice to cooperate and comply with the requests for information and documents.

In some instances, these matters may result in a disciplinary, civil or administrative actions. The Company intends to vigorously defend itself, but currently it is not possible to predict the outcome of these matters or to provide an estimate of any potential financial impact.

In the normal course of business, the Company indemnifies its clearing brokers against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification. In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at December 31, 2021.

10. Subsequent Events.

The Company evaluated subsequent events through March 18, 2022, the issuance date of these financial statements, and noted no subsequent events requiring disclosures in or adjustments to the financial statements taken as a whole.